UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                       Commission File number:  333-85755


                    NOTIFICATION OF LATE FILING of Form 10-Q

                       For Period Ended: March 31, 2003


                       PART I -- REGISTRANT INFORMATION

                   Bromwell Financial Fund, Limited Partnership
                     ---------------------------------------
               (Exact name of registrant as specified in charter)

           Delaware                                   51-0387638
--------------------------------         ------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)

                                  5916 N. 300 West
                                 Fremont, IN  46737
                           ------------------------------
                     (Address of principal executive offices)

                                  (260) 833-1306
                                  --------------
                           Registrant's telephone number

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could
not be eliminated without unreasonable effort or expense;   X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the
prescribed due date; and    X

(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.   X

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Other pressing needs within the Filer's office prevented the timely filing of the Registrant's 10-Q. We expect to file the Issuer's 10-Q within the five calendar days prescribed above.

                          PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

The Scott Law Firm, P.A.
940 NE 79th Street, Suite A
Miami, FL  33138

(305) 754-3603
(305) 754-2668 fax

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

The Registrant has duly caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:                      Bromwell Financial Fund, Limited Partnership
                                 By Belmont Capital Management, Inc.
                                 Its General Partner


Date: May 14, 2003               By: /s/ Shira Del Pacult
                                 Ms. Shira Del Pacult
                                 Sole Director, Sole Shareholder
                                 President and Treasurer


Date: May 14, 2003               By: /s/ Shira Del Pacult
                                 Ms. Shira Del Pacult
                                 General Partner


                            The Scott Law Firm, P.A.
                          940 NE 79th Street, Suite A
                                Miami, FL  33138

                                 (305) 754-3603
                               fax (305) 754-2668

May 14, 2003


Securities and Exchange Commission
Via EDGAR

Re:	Bromwell Financial Fund, LP (the "Registrant")

To whom this may concern,

We are solely responsible for the preparation of the Registrant's 10-Q for the period ended March 31, 2003.

Other pressing matters in our office have prevented us from complying with the May 15, 2003 due date. We will file the Registrant's 10-Q within five calendar days.

We also note that we have been responsible for all previous quarterly and annual reports the Registrant has filed with the Commission, and have not previously asked for an extension.

Very truly yours,


/s/ William S. Scott
William S. Scott, Esq.


cc:	Bromwell Financial Fund, LP